

December 5, 2011

Via E-mail
Patrick Laferriere
President
Intervia Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502

> **Re:** **Intervia Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 18, 2011**
> **File No. 333-173474**

Dear Mr. Laferriere:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Prospectus Summary, page 5

1. We refer to the materials you have provided in response to prior comment 6. Please revise the summary to disclose, if true, that there are no silver mines presently operating near Cobalt.

2. We note your revised disclosure in the tenth paragraph on page 22. Please revise the summary to identify Mr. Chitaroni as the Optioner, explain his role in your operations, and disclose the amount of money paid and payable to him.

3. We refer to your disclosure on page 24. Please revise the summary to disclose the amount of funds you need to raise in order to complete Phase I and Phase II exploration programs.

4.   We note your disclosures on pages 6, 24 and 27 regarding your cash position, the amount of funding necessary to maintain "nominal corporate operations," and your sole officer/director's "informal" agreement to provide interest free loans through January 31, 2012. Based on these disclosures, it appears that you presently do not have sufficient funds to pay audit and other fees necessary to meet your Exchange Act reporting obligations for the next twelve months. As applicable, please revise the summary and risk factor sections to disclose this present lack of funding as well as the amount of funds that would be necessary to maintain reporting obligations. As applicable, please also explain to us why you believe it would be in the public interest to permit acceleration of the effective date of this registration statement given the present lack of funding to meet your Exchange Act reporting obligations. Please refer to Securities Act Rule 461(b).

Mineral Properties, page 23

5.   We note your revised disclosure in the final paragraph on page 5 in response to prior comment 1. Please also revise your disclosure in the third paragraph on page 23 and fourth paragraph on page 21 to clarify that no known reserve exists on the property.

Financial Statements, page F-1

6.   Please update the financial statements as necessary based on the guidance at Rule 8-08 of Regulation S-X.

Exhibits

7.   We note your responses to prior comments 13 and 14 and reissue the final sentence of comment 14. Please file an exhibit containing a written description of these loan agreements. Similarly, please file a written description of the loan commitment with your sole officer/director that is reference on page 24 and elsewhere in the registration statement. Please refer to Regulation S-K, Item 601(b)(10) and Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04.

Exhibit 23.1

8.   To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Patrick Laferriere
Intervia Inc.
December 5, 2011
Page 3

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at 202-551-3618 or Jay Webb, Reviewing Accountant, at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Russell Mancuso for

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert Galletti, Esq. – MacDonald Tuskey